EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
Loss per common share - basic
Net loss	$(680)	$(8,188)	$(16,260)	$(34,041)
Less: Capital Purchased Program "CPP" Preferred Dividends (1)	—	82	288	588
Dividends paid and undistributed (losses)/earnings allocated to participating securities		(59)	—	(248)
Net Loss Available to Common Shareholders	$(680)	$(8,211)	$(16,548)	$(34,381)

Weighted average common shares outstanding	2,621,340	165,619	984,348	165,557

Loss per common share (2)	$(0.26)	$(49.58)	$(16.81)	$(207.67)
Diluted Loss per common share	N/A	N/A	N/A	N/A

(1) Includes $96 of accrued preferred dividends from the three month period ended March 31, 2011
(2) Common share count for all periods presented reflects a 1 for 15 reverse stock split which was effective on October 27, 2011